
477500 mE
478000 mE
478500 mE
479000 mE
5357000 mN
5356000 mN
Au 335
VL96-2
(tested weak
max-min conductor)
VL96-3
(tested black shale
unit underlying strong
soil anomaly)
Soil Anomaly with up to
4140 ppm Zn, 325 ppm Cu
and 255 ppm Pb
LL06-03
LL06-02
LL06-01
LL06-05
LL06-04
Au 650
Au 305
Au 220
Pb 102
Pb 110
Pb 139
Pb 108
Pb 255
Pb 110
Pb 114
Pb 110
Cu 220
Cu 325
Cu 280
Cu 240
Cu 235
Zn 1800
Zn 4140
Zn 2200
Zn 1740
Zn 1500
Sediments
Felsic volcanics
Mafic volcanics and sediments
SIL-SER-PY alteration
Graphitic sediments
Gabbro
GB 2.67
(milligals)
Residual gravity (gB less upward continued grid)
Contour intervals: 0.1, 0.5 & 2.5 milligals

Residual Gravity
Long Lake Grid
from preliminary report
for Crosshair Exploration and Mining
by Ken Robertson - 2005

CROSSHAIR EXPLORATION & MINING

Project: Victoria Lake		
Long Lake Residual Gravity Soil Anomalies - Proposed Drill Holes		
Drawn: J.W. Pickett	NTS:	
Scale: 1:10,000	DATUM NAD27	Date: Oct 2005